Newtyn MANAGEMENT
60 EAST 42ND STREET, 9TH FLOOR • NEW YORK, NY 10165 • (212) 446-2460

October 25, 2023

Sensei Biotherapeutics, Inc.
1405 Research Blvd, Suite 125
Rockville, MD 20850
Attn: Board of Directors

Dear Board of Directors:

Newtyn Management, LLC ("Newtyn", "we", "us" or "our") is pleased to present this proposal to acquire 100% of the outstanding common stock of Sensei Biotherapeutics, Inc. ("Sensei" or the "Company") through an appropriate acquisition entity by merger or otherwise, at a price equal to $1.00 per share in cash (the "Offer Price"). Our Offer Price represents a premium of approximately 67% over the closing stock price as of the close of business on Wednesday, October 25, 2023. We are submitting this proposal to the Board of Directors of the Company (the "Board") in order to facilitate constructive discussions, with the goal of entering into a mutually agreeable transaction that is in the best interests of all stockholders.

Newtyn is an SEC-registered investment advisor managing approximately $1.075 billion in regulatory assets. We have spent time evaluating Sensei's financials, operating markets, management, and strategy, and have made an investment in the Company consisting of 1,735,000 shares. Newtyn is concerned about the Company's significant burn rate, its lengthy track record of underperformance since its initial public offering, and challenges the Company faces in the public market. We believe the best path forward for Sensei and its stakeholders is a transition to private ownership where the removal of public company costs and a full range of potential strategic alternatives can be evaluated and implemented.

Through constructive, private dialogue, we are hopeful that our proposal will receive the Board's support. The Company's dwindling cash balance requires action today to secure a positive outcome for current stockholders. This transaction would give the Company's stockholders an attractive opportunity to obtain immediate liquidity at a full and fair valuation, and would allow the Company to eliminate the burdensome costs associated with being a public company. Our proposal to acquire Sensei represents a meaningful premium to the current market value of the assets, and the best means for the Company's stockholders to maximize the value of their shares.

We propose that the transaction be accomplished through a negotiated merger agreement. Our proposal is subject to the following conditions: (i) receipt of required Board and stockholder approvals; (ii) receipt of any required governmental and third-party approvals (including under applicable antitrust laws and material contracts); (iii) satisfactory completion of due diligence; and (iv) the execution of a definitive agreement containing terms and conditions customary for a transaction of this type and size. The transaction would not be subject to any financing contingency. We are prepared to enter into an appropriate confidentiality agreement and commence our due diligence immediately, and we are confident in our ability to move quickly and efficiently toward consummating a transaction.

60 EAST 42ND STREET, 9TH FLOOR • NEW YORK, NY 10165 • (212) 446-2460

It is our sincere desire to work constructively and privately with the Company's management and Board to reach a transaction that serves the best interests of all stakeholders. We look forward to hearing from you soon.

Sincerely,

Noah G. Levy
Managing Partner
Newtyn Management, LLC